COMMENTS RECEIVED ON SEPTEMBER 14, 2006

FROM CHRISTIAN SANDOE

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Growth Fund and Fidelity Blue Chip Value Fund

POST-EFFECTIVE AMENDMENT NO. 68

1. All funds

Performance Charts, Fee Tables, Financial Highlights, Portfolio Manager Compensation, and Trustee Compensation Tables (prospectus and statement of additional information (SAI))

C: Please submit completed performance charts, fee tables, financial highlights, portfolio manager compensation, and the trustee compensation tables when the information becomes available.

R: The requested information will be sent to you when it becomes available.

2. All funds

"Investment Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in blue chip companies (companies whose stock is included in the Standard & Poor's 500 Index (S&P 500) or the Dow Jones Industrial Average (DJIA), and companies with market capitalizations of at least $1 billion if not included in either index)."

C: The Staff requests we revise our definition of the term "blue chip", as the $1 billion dollar description does not reflect what the term "blue chip" means to the common investor.

R: The fund has a principal investment strategy of "[n]ormally investing primarily in common stocks of well-known and established companies." While the S&P 500 and the DJIA are commonly regarded as indices of stock of companies that are "well-known and established," the fund could invest in stocks of similar quality not included in either index. We believe that identifying a market capitalization range of at least $1 billion, when considered in connection with the fund's principal investment strategy of investing primarily in the common stocks of well-known and established companies, provides a reasonable approach for identification of "blue chip companies."

3. All funds

Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

FOLLOW-UP COMMENTS RECEIVED ON SEPTEMBER 14, 2006

FROM CHRISTIAN SANDOE

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

Fidelity Blue Chip Growth Fund and Fidelity Blue Chip Value Fund

POST-EFFECTIVE AMENDMENT NO. 68

1.

C: The Staff believes that our response to their comment did not address their concerns. The Staff states that "primarily" is not the same as 80% and does not meet the name test rule requirements.

R: We believe that the funds' principal investment strategies of "[n]ormally investing primarily in common stocks of well-known and established companies" when read in conjunction with the funds' name test policies, cited above, present an accurate overview of the funds' investment policies and comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940. We note that footnote 43 to the adopting release for Rule 35d-1 states that "an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies in the prospectus." The release suggests that the rule does not require definition of all relevant terms within a fund's name test, but rather within the overall discussion of a fund's objective and strategies. For Fidelity Blue Chip Growth Fund and Fidelity Blue Chip Value Fund, the funds' principal investment strategies are discussed in bullet points that immediately precede each fund's name test and are properly read together. Since all relevant information about each fund's name test is discussed in a concise, clear fashion and presented in a manner consistent with the requirements as disclosed by the release, we believe that each fund's name test satisfies the requirements of Rule 35d-1. Therefore, we have not modified the disclosure.